May 7, 2025

Greg Overholtzer
Chief Financial Officer
Trio Petroleum Corp.
5401 Business Park South, Suite 115
Bakersfield, California 93309

       Re: Trio Petroleum Corp.
           Form 10-K for Fiscal Year Ended October 31, 2024
           Filed January 17, 2025
           File No. 001-41643
Dear Greg Overholtzer:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation